22nd Century Group, Inc.
8201 Main Street, Suite 6
Williamsville, NY 14221
Tel.: 716-270-1523

August 5, 2011

Mr. John Dana Brown
Attorney-Advisor
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

Re:	22nd Century Group, Inc. (the “Company”)
Amendment No. 3 (“Amendment No. 3”) to Registration Statement on Form S-1 (the “Form S-1”)
Filed July 20, 2011
File No. 333-173420

Dear Mr. Brown:

The Company received your August 3, 2011 letter (the “August 3 Comment Letter”) containing the comments and questions of the Staff of the SEC regarding Amendment No. 3. Accompanying this letter is Amendment No. 4 to the Form S-1 (“Amendment No. 4”), which includes revisions in response to the August 3 Comment Letter. In addition, we discuss the Company’s responses to the August 3 Comment Letter below.  Further, for your convenience, we have restated each of your comments as set forth in the August 3 Comment Letter immediately preceding each of our responses below.

Prospectus Summary, page 1
Our Company, page 1
Overview, page 1

1. Please revise to reconcile your disclosure in the second sentence on page 1 “that you control 90 issued patents” with your disclosure in the same sentence that, of those 90 issued patents, “[you] own 8 issued patents” and “have control of an additional 90 issued patents” and with your disclosure on page 5 that your “proprietary technology is covered by 12 patent families consisting of 98 issued patents.”

RESPONSE: In the second sentence on page 1 of Amendment No. 3 there is a typographical error referring to 90 issued patents.  We control 98 (not 90) issued patents.  We have revised the S-1 accordingly.  Please see page 1 of Amendment No. 4.

2. Please revise to clarify the expiration dates of your two exclusive licenses if none of the patent applications under each license is successful.

RESPONSE: The exclusive rights under each of these two license agreements expire on the date on which the last patent covered by the subject license expires in the country or countries where such patents are in effect. The NCSU license relates predominately to issued patents, of which there are dozens to date, and the NCSU license will expire in 2022 when the last patent covered by the NCSU license will expire.  The NRC license currently relates to only patent applications, so if such patent applications result in issued patents, then we expect the NRC license to expire in 2028, which is 20 years from the time when all such patent applications were filed together.  However, in the event that none of the NRC patent applications result in issued patents, then the NRC license would expire upon our receipt of the last formal notice of rejection from the subject patent office of the domestic or foreign jurisdiction relating to the last of the NRC patent applications, which is an unknown date in the future that we cannot calculate.  We have revised Amendment No. 4 to clarify the foregoing. Please see pages 1, 5, 36 and 48 of Amendment No. 4.

It should be noted that we are confident that patents will issue from the pending patent applications that are the subject of our exclusive license with NRC since we are certain that no other entity filed the subject gene sequences including the functions of such genes (the NRC gene sequences were confirmed by the information that later became public from the tobacco genome project).

3. We note your disclosure in the last sentence on page 1 and in the first paragraph on page 36 that your “very low nicotine (VLN) cigarettes made from [your] VLN tobacco have already demonstrated efficacy in previous Phase II trials, specifically the Phase II trial at the University of Minnesota which had a very similar protocol to our upcoming Phase II clinical trial.” Please revise this disclosure to clarify that further research is needed to determine the efficacy of X-22.

RESPONSE: On pages 1 and 36 of Amendment No. 4, we have inserted the following sentence: “Further research may be needed to determine the efficacy of X-22, including our review of the results of our Phase II-B trial and the results of any Phase III trial which may be requested by the FDA.”

4. We note your response to our prior comment one. Please revise the first sentence in the fourth paragraph on page two and the first sentence in the third paragraph on page 36 to clarify that further research is needed to determine the efficacy of X-22.

RESPONSE: On pages 2 and 36 of Amendment No. 4, we have inserted the following sentence: “Further research may be needed to determine the efficacy of X-22, including our review of the results of our Phase II-B trial and the results of any Phase III trial which may be requested by the FDA.”

5. Please refer to the first sentence in the first paragraph on page three. Please explain to us the basis for your belief stated here and elsewhere that BRAND A and BRAND B will qualify as Modified Risk Cigarettes, given that the FDA has not yet issued its regulations and guidance in this regard.

RESPONSE: Within the language of the Tobacco Control Act, there are various descriptions of modified risk tobacco products and what will be required, even though the final regulations have not been issued by the FDA.  Please see the language of the Tobacco Control Act:

http://frwebgate.access.gpo.gov/cgi-bin/getdoc.cgi?dbname=111_cong_public_laws&docid=f:publ031.111.pdf

For example, it states:

a claim comparing a tobacco product to 1 or more other commercially marketed tobacco products shall compare the tobacco product to a commercially marketed tobacco product that is representative of that type of tobacco product on the market (for example the average value of the top 3 brands of an established regular tobacco product).

I have been involved with “potential reduced exposure tobacco products” or PREPS (the predecessor phrase to modified risk tobacco products) for almost 20 years, my entire professional career.  As conveyed in the S-1 drafts and related letters to the SEC, cigarettes with very low nicotine (approximately 95% reduced) and cigarettes with low tar-to-nicotine ratios (approximately 8 or lower) have reliably resulted in significant reductions in smoke inhalation by smokers due to smoking behavior.  There is no doubt by me and others in the industry that the FDA is going to require human exposure studies comparing potential modified risk cigarettes to the top 3 brands sold in the U.S.  We believe that further exposure studies with BRAND A and BRAND B will have similar results as the studies already cited that are in the public domain.

Nevertheless, on pages 3, 37, 40, 49, 56 and 59 of Amendment No. 4, we have changed the phrase (or similar phrases) from “BRAND A and BRAND B will qualify as Modified Risk Cigarettes” (emphasis added) to “BRAND A and BRAND B may qualify as Modified Risk Cigarettes” (emphasis added).

Furthermore, on pages 3, 37, 42, and 49 of Amendment No. 4 we amended the text to state that “We believe that BRAND A and BRAND B may qualify as Modified Risk Cigarettes because, compared to commercial cigarettes, we believe the tobacco in BRAND A has approximately 95% less nicotine than tobacco in cigarettes previously marketed as “light” cigarettes, and BRAND B’s smoke contains the lowest amount of “tar” per milligram of nicotine.”

Risk Factors, page 9
The FDA requirement regarding graphic health warnings, page 19

6. We note your response to our prior comment eight. Please revise this risk factor and your
Government Regulation disclosure to also address which of your current products or products in development will be subject to these new packaging and advertising regulations.

RESPONSE: On pages 9 and 19 of Amendment No. 4, we have inserted the following sentence: “MAGIC, RED SUN, BRAND A and BRAND B will be subject to these new packaging and advertising regulations. It is unclear at this time whether the FDA may require X-22 and SPECTRUM to be subject to these new packaging and advertising regulations.”

Business, page 35
“Tar” Nicotine and Smoking Behavior, page 37

7. We note your response to our prior comment one. We note your disclosure on page 38 that “[s]tudies have shown that smokers do not compensate when smoking cigarettes made with our VLN tobacco, and that smoking VLN cigarettes, such as Brand A, actually assist smokers to smoke fewer cigarettes per day and reduce their exposure to certain tobacco smoke toxins, including nicotine.” Please revise to clarify that further studies are needed to verify the claims made in this statement. In addition, we note that your intent is to sell Brand A as modified risk cigarette and not as a smoking cessation aid. Please revise or advise.

RESPONSE: On page 38 of Amendment No. 4, we have inserted the following sentence: “Further studies are needed to verify these results.”

Yes, our intent is to sell BRAND A as a modified risk cigarette and not as a smoking cessation aid.  The Tobacco Controls Act makes it clear that any product regulated as a smoking cessation aid cannot be regulated as a tobacco product.  On pages 4, 38 and 42 of Amendment No. 4, we amended the text to better clarify our intentions.

8. We note your response to our prior comment one. Please revise the last sentence in this section on page 38 to remove the words “such as Brand B” and revise to clarify that Brand B was not used in these studies and that further studies are needed to verify your statements regarding Brand B.

On page 38 of Amendment No. 4, we have removed the words “such as BRAND B” from the last sentence in this section and added the following: “BRAND B, however, was not used in these studies. Therefore, further studies are needed to verify that smokers inhale less tobacco smoke toxins with BRAND B.”

Market, page 38
Cigarettes and Smoking Cessation Aids, page 38

9. We note your response to our prior comment one. Please revise the last sentence in the first paragraph of this section to clarify that further studies will need to be done in order to determine whether your products can meet the identified needs.

RESPONSE: On page 38 of Amendment No. 4, we have added the following sentence: “However, further studies are needed to determine whether our products can successfully address such unmet needs of smokers.”

10. We note your response to our prior comment nine. Please refer to the third paragraph in this section on page 38. With a view to revised disclosure, please tell us how the information cited earlier in the paragraph provides a basis for your conclusion that X-22 will be attractive to smokers “especially with those who have previously attempted to quit and failed.”

RESPONSE: We have deleted the following sentence from page 38 of Amendment No. 4: “Thus, we believe that upon FDA approval, our X-22 smoking cessation aid will be attractive to smokers, especially with those who have previously attempted to quit and failed.”

11. Please remove the word “limited” in the fourth paragraph in this section.

RESPONSE: We have deleted the word “limited” in the fourth paragraph of this section of Amendment No. 4.

Products, page 39
X-22 Smoking Cessation Aid, page 39

12. Please revise the last four bullet points on page 40 given that that further study is needed to demonstrate efficacy.

RESPONSE: On page 40 of Amendment No. 4, we have revised the bullet points given that further studies are needed to demonstrate efficacy. We note that, as currently presented, these bullet points represent our Company’s current belief in the product.

Brand B Cigarettes, page 42

13. We note your response to our prior comment one. Please refer to the first paragraph on page 42. Please revise to clarify that human studies still need to be conducted to determine the level of carbon monoxide exposure and the level of nicotine exposure from smoking BRAND B, or please advise.

RESPONSE: On page 42 of Amendment No. 4, we removed the following sentences: “BRAND B allows the smoker to achieve a satisfactory amount of nicotine per cigarette while inhaling less “tar” and carbon monoxide,” and “At the same time, we do not expect exposure to nicotine from BRAND B to be significantly higher than some full flavor cigarette brands (cigarettes that have relatively higher “tar” and nicotine yields (from smoking machines) and taste more robust than “light” and “ultra lights.”).”  We have also revised this section of Amendment No. 4 on page 42 to clarify that further research and exposure studies, including human exposure studies, are needed.

Research and Development, page 55

14. Please revise to remove the words “highly qualified.”

RESPONSE: On page 55 of Amendment No. 4, we have removed the words, “highly qualified.”

*           *           *

In connection with responding to the August 3 Comment Letter, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments regarding this letter, the response contained herein or the Registration Statement on Form S-1 referred to above, please contact the undersigned or Patrick G. Quick of the Company’s outside counsel, Foley & Lardner LLP, 777 East Wisconsin Avenue, Milwaukee, WI 53202; Telephone No.: (414) 297-5678, Facsimile No.: (414) 297-4900; email: pgquick@foley.com.

Sincerely,

/s/ Joseph Pandolfino
Joseph Pandolfino
Chief Executive Officer
22nd Century Group, Inc.